--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  MEDEX, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                   FCY, INC.
                                 FURON COMPANY
                                   (BIDDERS)

                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   0005841051
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            DONALD D. BRADLEY, ESQ.
                                 FURON COMPANY
                             29982 IVY GLENN DRIVE
                        LAGUNA NIGUEL, CALIFORNIA 92677
                                 (714) 831-5350
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                              GARY J. SINGER, ESQ.
                             THOMAS E. WOLFE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (714) 760-9600

                            ------------------------


                                DECEMBER 2, 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Schedule 14D-1 Tender Offer Statement (as such may be amended from time to time, the "Statement") filed on November 15, 1996 by Furon Company, a California corporation ("Furon"), and FCY, Inc., an Ohio corporation ("Purchaser") and wholly owned subsidiary of Furon, relating to the offer by Purchaser to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996 and as amended, between the Company and the Huntington National Bank, as rights agent, at a price of $23.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996, and in the related Letter of Transmittal. The Statement as filed on November 15, 1996 also constituted a statement on Schedule 13D (the "13D Statement"). This Amendment No. 2 does not amend or supplement the 13D Statement.



     Furon and Purchaser hereby supplement the material under the caption "The Merger Agreement -- Conditions to the Offer" in Section 10 of the Offer to Purchase and Section 14 of the Offer to Purchase to provide that Purchaser will not assert any of the specified conditions to the Offer (other than those related to regulatory approvals) after the Expiration Date.



     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Statement.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          FCY, INC.

                                          By: /s/ DONALD D. BRADLEY
                                             -----------------------------------

                                          Name: Donald D. Bradley
                                               ---------------------------------

                                          Title: Secretary
                                                --------------------------------

                                          FURON COMPANY

                                          By: /s/ DONALD D. BRADLEY
                                             -----------------------------------

                                          Name: Donald D. Bradley
                                               ---------------------------------

                                          Title: General Counsel and Secretary
                                                --------------------------------


Dated: December 2, 1996